Exhibit 3
CERTIFICATE OF AMENDMENT

OF

MTM TECHNOLOGIES, INC.

(Pursuant to Section 805 of the New York Business Corporation Law)

__________________________________________________________________

Pursuant to the provisions of Section 805 of the Business Corporation Law, the undersigned hereby certifies as follows:

1.    The name of the corporation is MTM Technologies, Inc., a corporation organized and existing under the laws of the State of New York (the “Corporation”).

2.    The Certificate of Incorporation of the Corporation was filed by the Department of State on May 12, 1986, under the original name of Micros to Mainframes Inc.

3.    The Certificate of Incorporation of the Corporation, as now in full force and effect, is hereby amended by the addition of certain provisions to Article FOURTH relating to the designation of additional shares as Series A-6 Preferred Stock, as fixed by the Board of Directors before the issuance of additional shares, under authority vested in the Board of Directors in the Certificate of Incorporation, and as permitted by Section 502 of the Business Corporation Law as follows:

(i)    Article FOURTH, (A)(1)(1) shall be amended in its entirety and replaced with the following:

The Corporation is authorized to issue two (2) classes of stock to be designated as "Common Stock" and "Preferred Stock". The total number of shares of capital stock that the Corporation is authorized to issue is one hundred and twenty million (120,000,000). The total number of shares of Common Stock that the Corporation is authorized to issue is eighty million (80,000,000), par value $0.001 (the "Common Stock"). The total number of shares of Preferred Stock that the Corporation is authorized to issue is forty million (40,000,000), par value $0.001, thirty-four million (34,000,000) of which are designated as "Series A Preferred Stock", four million two hundred thousand (4,200,000) of which are designated as "Series A-1 Preferred Stock", two million six hundred thousand (2,600,000) of which are designated as "Series A-2 Preferred Stock", seven million two hundred thousand (7,200,000) of which are designated as "Series A-3 Preferred Stock", nine million (9,000,000) of which are designated as "Series A-4 Preferred Stock" and eight million (8,000,000) of which are designated as "Series A-5 Preferred Stock" and three million (3,000,000) of which are designated as “Series A-6 Preferred Stock”) (the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock

and Series A-6 Preferred Stock, collectively, the "Series A Preferred Stock").

(ii)    Article FOURTH (A)(1)(b) shall be amended in its entirety and replaced with the following:

“The Board of Directors is authorized to divide the six million (6,000,000) shares of Preferred Stock that are not designated as Series A Preferred Stock from time to time into one or more series, and to determine or change by resolution for each such series its designation, the number of shares of such series, the powers, preferences and rights and the qualifications, limitations or restrictions for the shares of such series. The resolution or resolutions of the Board of Directors providing for the division of such Preferred Stock into series may include the following provisions:”

4.    This amendment was authorized by the Board of Directors at a duly held meeting of the Board, pursuant to authority by a vote of the holders of at least a majority of all outstanding shares entitled to vote thereon at a meeting of the shareholders.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be executed by a duly authorized officer on the 4th day of April, 2007.

        /s/ Francis J. Alfano
        Name: Francis J. Alfano
        Title: Chief Executive Officer

        /s/ John F. Kohler
        Name: John F. Kohler
        Title: Secretary